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Hey Collective -

Hope you're enjoying the beginnings of spring.

We know we've been sending a lot of emails lately. Apologies for that.

With the launch of our second ETF plus annual compliance season, our communication calendar got a bit bunched up. We debated whether to skip this performance update, but thought it was better to risk a clogged inbox given that it was an interesting quarter for our portfolios.

Here's the TL;DR version:

Market overview:

- The S&P 500 hit all time highs.
- Even with the sustained higher interest rates, signs indicate a robust economy (the latest hiring numbers came in much higher than expected).
- The Federal Reserve is signaling a likely delay in their first interest rate drop.
- Energy replaced Tech as the highest performing sector.

And how about our portfolios?

- Core - overall was up, but not as much as our benchmark. Fossil fuels, which we avoid, had a very good quarter while two climate solutions (EVs and Renewables, which we overweight) had quite bad ones.
- Climate Only - overall was pretty flat. But help could be one the way.
- Renewables in particular seem poised for growth. They are trading well below the rest of the market from a valuation perspective and, if we see an interest rate cut announced, we would not be surprised to see a big jump in share prices in response.

How's Q2 looking?

- A "soft landing" is a likely scenario, where the Fed was able to bring down inflation through its interest rate hikes *without* sending the economy into a recession.

- But it's still far from certain. Debt levels are rising, bringing up the risk of defaults and a major shock to the economy.
- Barring a major war or another pandemic or something catastrophic like that, the biggest drivers of the market will be the Fed's decision around dropping rates. The earliest they said it would happen is in June, but now they're saying more likely before the end of the year. This decision will likely be the biggest swing on the overall market.

Should I do anything?

We're in an upmarket. In the spirit of "buy low, sell high" we are certainly closer to the "sell high" side of the spectrum for our Core portfolios. But the big exception here are climate solutions. They are trading at valuation multiples that are 1/3 lower than the overall stock market, meaning there's room for growth to make up for that lag, particularly if we do end up seeing interest rates drop this year.



Seeking Alpha
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I Am Buying Renewable Energy Stocks Hand Over Fist

Mar 27, 2024 — Click here for two top heavily discounted **renewable energy** stocks with tremendous growth potential, and capitalize **on** the industry's upward ...

Climate investing has been a bumpy ride. But the long term tailwinds that have always been behind our strategies seem to only be strengthening. Solar panel costs are hitting all time lows. Critical material prices have dropped, enabling much cheaper batteries for both EVs and electricity storage. And the Inflation Reduction Act is starting to kick in and put its massive shoulder to the wheel (we'll be doing one of our next newsletters on the "what if Trump wins" question). To us, it's now just a question of "when" these trends will get accurately reflected in the stock market prices and valuations. Should interest rates come down, it could be this year. But until then, we'll keep "buying low" on climate solutions. Their day is coming.

Thanks for reading. As always, please don't be shy. We love hearing from you.

- Zach, James, and the whole CC team

WeFunder Update

$0k - First announcement

$34k - February email update

$75k - Last Update

$87k - Now

The WeFunder campaign has a max allocation of $124k. Meaning there's about $37k left. We're planning to keep the campaign open through the public announcement of our second ETF (we sent you a big email about it a week ago).

You are our favorite investors. We're not sure when we'll do another campaign like this. We would love to have you even more formally a part of our journey: https://wefunder.com/carboncollective


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Market Update & Projection:
S&P 500 Hits All Time Highs

What happened:

In the past quarter, the S&P 500 rose over 10% (it's given back some of those gains since then) to basically close at an all time-high.



And unlike 2023, the growth in 2024 hasn't been all been driven by the frenzy around AI and tech.

Instead, in 2024 we saw investors begin to switch into the "soft landing" camp. Whereas for all of 2022, and a lot of 2023, the majority conversation on Wall Street was that there was no way the Fed would be able to achieve a "soft landing" where they bring down inflation without causing a recession, in 2024 investors seemed to accept that it was likely.

So instead of tech leading the way, we saw other sectors that would be poised to benefit and expand in an economy that isn't about to enter a recession.

- In energy, investors began betting that higher oil prices are on their way (which is ironic because higher oil prices = more inflation).
- For industrials, the fears of recession and a slowdown in building, infrastructure, and shipping eased on the hopes of a soft landing.
- And for financials, some of the fears of lots of companies defaulting on loans as the economy sinks into recession also seem to be easing.

What's Next:

Now we pull out our crystal ball.

The latest jobs report was big. It highlighted that 303,000 positions were filled in March. The expectation was just 200,000.

 **CNN**

Stocks surge even as blowout jobs report pushes some Fed officials to consider another rate hike

The March jobs report showed the US economy added 303000 positions and the unemployment rate fell to 3.8%. That far surpassed expectations...



This headline summarizes the weird landscape we're finding ourselves in, in terms of markets.

Remember when I said that everything could come down to interest rates? Well, of course, it's more complicated than that.

From a perspective of bringing down inflation, the Federal Reserve would want to see job growth slow and maybe even dip negative. In a market with lots of open positions, it puts prospective hires in a better position to negotiate for better wages (definitely a good thing), but such wage growth can be a big driver of inflation as corporations raise the prices on their goods and services to account for it.

Now inflation and job growth are not directly correlated, but this single day certainly yielded interesting insight into what's going on in the markets.

When it comes to general economic indicators, the stock market seems to be in a kind of win/win. If the indicators are positive that the economy is strong, investors become less concerned about a recession and push more money into equities. If the indicators are negative and that the economy is weakening, investors become more convinced that the Federal Reserve will cut interest rates, which would help many companies on the stock market grow from cheaper sources of capital (and in general make mass defaults on loans less likely, etc.).

Now outside of some unforeseen catastrophe, the ways this market goes from win/win to lose/lose is if inflation seems to be climbing. This is a real threat with rising oil prices, as energy is such a driver of inflation (hey Fed, maybe some monetary policy boosting deflationary fossil-fuel alternatives is in order?).

Even if the economic indicators are all strong (unemployment, debt levels, job growth, etc.), if we see the downward trend for inflation seem to reverse, then we would not be surprised to see a big selloff in the stock market as investors prepare for a potential rate hike. This too would also likely have a negative impact on the bond market (something we don't talk about often) as existing bonds would lose further value should interest rates go up instead of down.

Our Portfolios



Here's the three components that make up our Core Portfolios:

- **Climate Solutions** - As noted above, they ended up being slightly down for the quarter, as driven by the big downswing for EVs and renewables.
- **Hold the Rest** - The sectors of the stock market that can fully decarbonize. This represents >80% of the value of the stock market. Given that industrials and energy were the two leading sectors for the quarter, we saw this section of our portfolios lag behind.
- **Green + Treasury Bonds** - Down a bit on the quarter and pretty much tracked the US Aggregate Bond index.

The result was certainly a positive quarter, but not as positive as our benchmark. In Divest/Reinvest we expect to see quarters like this where the industries we cut out, like oil, have strong quarters, and those that we overweight have weak ones.

When we saw EV's had a bad quarter, we mean it. Here are the top 8 worst performing stocks in CCSO for the quarter. 6 pure play EV companies and two companies in the EV battery space.

	Ticker	Name	↑ Total Return (3M)
☐	• RIVN	Rivian Automotive, Inc.	-47.06%
☐	• NIO	NIO Inc.	-45.53%
☐	• XPEV	XPeng Inc.	-43.54%
☐	• ALTM	Arcadium Lithium plc	-41.00%
☐	• QS	QuantumScape Corpora...	-31.26%
☐	• LCID	Lucid Group, Inc.	-30.95%
☐	• TSLA	Tesla, Inc.	-30.57%
☐	• PSNY	Polestar Automotive Hol...	-25.84%

Ouch.

The slowing demand for EV's has been in the headlines. It's both true and not true. EV demand is still growing quickly, just not *as quickly* as analysts and many car companies had projected.

We noted this in our last update, but Tesla's Cybertruck could have been a fatal flaw. Not in that it will kill the company. But that it could result in them giving up their gigantic lead on other EV companies in the US and abroad.

Americans and buyers around the world want more EVs. But they want better charging infrastructure and, most importantly, they want cheaper options. If Tesla had invested all of its resources in their forthcoming Model 2 (a <$25k EV), instead of the Cybertruck, the landscape could be pretty different.

Those numbers hurt for both our portfolios and our planet, but it's likely a necessary and healthy step for the industry. Instead of being the cherubic, shiny new kid on the block, EV's are now entering their adolescence, pimples and all, as they figure out their footing in a world that goes beyond early adopters.

But thankfully, our climate solutions portfolios have a lot more than EV's in them. CCSO's diversifies into renewables, EV's, heatpumps, high-efficiency windows, building automation, methane capture, insulation, and the critical minerals companies which helped the overall portfolio significantly outperform other climate solution stock funds in Q1.



QCLN, a fund made of US renewable energy and EV companies dropped -17.76% on the quarter...

———————————————

What could Q2 bring for climate solutions?

It's going to be interesting.

Interest rate announcements are obviously going to have a major impact. If a drop is coming, we can be fairly confident in a big boost for climate solutions, particularly renewables. If no adjustment, then likely flat and if a rate hike, then we likely could see a drop (along with the rest of the market).

We'll see another quarter of EV purchase data with the IRA's full tax credit in effect.

And we'll see the beginnings of the $20 billion the Biden administration will be distributing to greenify low-income homes and buildings, creating clear demand signals for rooftop solar, EV chargers, induction stoves, and heat pumps.

One note we'll be tracking closely is the impact on Chinese solar panel exports. Perhaps a miscalculation between supply and demand or perhaps an attempt at the

Xi administration looking to use subsidies to drive their competitors out of business, but Chinese solar panels have gotten cheap. Really cheap. Solar panel prices have already fallen 50% in 2023 and are projected to fall another 40% by 2028.

BI Business Insider

China pumping out solar panels, creating global glut, tanking prices



China's manufacturers are pumping out so many solar panels that the resulting global glut has caused prices to tank. Solar panels — 80% of...

2 days ago

In our last email, we highlighted BYD and their $11k EV. Extremely cheap solar panels could be equally beneficial for our climate but harmful for any solar manufacturers outside of China (and raise political tensions around the green transition).

The main bottleneck on solar expansion right now in the US isn't the price of panels but the grid-interconnection, but in emerging markets where capital is a lot more expensive every dollar reduced on a project can be big.

———————————————

We'll be back next month with our next newsletter. Again, thinking about one around the election and what the impact of a Trump presidency could have on the rollout of climate solutions (foreshadowing, there could be a silver lining).

Until then!
- Zach, James, and the CC team.

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